UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                    June 2004

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               54 Lombard Street
                                London EC3P 3AH
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Exhibit No.
----------

    1.  Director Shareholding dated 03 June 2004
    2.  Director Shareholding dated 08 June 2004
    3.  Redemption of Notes dated 09 June 2004
    4.  Property Index Certificates dated 14 June 2004
    5.  Director Shareholding dated 15 June 2004
    6.  Director Shareholding dated 22 June 2004


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: July 1, 2004                                 By:   /s/ Simon Pordage
                                                         ----------------------
                                                         Simon Pordage
                                                         Head of Board Support

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: July 1, 2004                                 By:   /s/ Simon Pordage
                                                         ----------------------
                                                         Simon Pordage
                                                         Head of Board Support

Exhibit No. 1

                                                                     2 June 2004

         Notification of directors' interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 2 June 2004 that it had between 24 May 2004 and 27 May 2004 exercised its discretion and released 16,982 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme ("ESAS"). The participants to whom the shares were released are not directors of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 107,723,898 ordinary shares in Barclays PLC. Sir Peter Middleton, Chairman, and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 2

                                                                     8 June 2004



         Notification of directors' interests: Companies Act 1985 s.329

1. The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS Trust") notified the Company on 7 June 2004 that it had between 1 June 2004 and 4 June 2004 exercised its discretion and released a total of 35,625 ordinary shares in Barclays PLC and on 4 June 2004 it purchased a total of 98,307 ordinary shares in Barclays PLC at a price of 482.48p per share. None of the shares released or purchased were in respect of an award made to a director of Barclays PLC.

2. The trustee of the Barclays Group Share Incentive Plan ("the SIP") informed the Company on 7 June 2004 it had purchased, and now held as bare trustee under the SIP, the following ordinary shares in the capital of Barclays PLC for the following directors at prices between 488p and 502.25p per share:

    Director                  Number of Shares
    Mr C J Lendrum            43
    Mr J S Varley             43
    Mr D L Roberts            43
    Mr G A Hoffman            43

    The revised total shareholding for each director following these transactions, is as follows:

    Director                  Beneficial Holding          Non Beneficial Holding
    Mr C J Lendrum            231,515                     -
    Mr J S Varley             329,643                     -
    Mr D L Roberts            62,238                      -
    Mr G A Hoffman            133,048                     -

Following these transactions, the trustees of all the Barclays Group employees' benefit trusts hold a total of 107,786,580 ordinary shares in Barclays PLC.
Sir Peter Middleton, Chairman, and the executive directors of Barclays are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 3


                                                                     9 June 2004



                                Barclays Bank PLC
           Barclays redeems US$60,000,000 Subordinated Floating Rate Notes due 2009 (the "Notes")
                                ISIN: XS0087675566

Barclays Bank PLC announced today, 9 June 2004, that in accordance with an option to redeem conferred by the terms of the Notes, it redeemed the Notes in whole on 8 June 2004.

The Notes will be cancelled and there are no further Notes outstanding.

Exhibit No. 4


                      BARCLAYS PROPERTY INDEX CERTIFICATES

                                     "PICs"

   Notification of Monthly Proxy Index and Monthly Proxy Capital Growth Index



                                                                       IPD Annual Capital              IPD Annual

                                                                          Growth Index1                  Index1

Dec 2002 (as certified by IPD March 2003)                                   200.90647                  853.53947

Dec 2003 (as certified by IPD February 2004)                                208.76776                  946.69827



                                                                      Monthly Proxy Capital          Monthly Proxy

                                                                          Growth Index2                  Index2

April 2004 (as certified by IPD May 2004)                                     213.6                      989.1

May 2004 (as certified by IPD June 2004)                                      215.8                      1004.2



                                                                         Capital Growth               Total Return

In month of May 2004                                                          1.0%                        1.5%

In 2004 to end May                                                            3.4%                        6.1%




Source: Investment Property Databank Limited ("IPD")



Notes

1. The index referred to as the IPD "Annual Index" is the Investment Property Databank All Property (Standing Investments excluding Active Management) Annual Total Return Index. The IPD Annual Capital Growth Index is a component of the Annual Index and both are calculated by IPD from information held in its annual database which at 31st December 2003 contained information relating to individual properties having an aggregate value of approximately GBP105.1bn.

2. IPD compiles monthly indices as proxies for the Annual Index (the " Monthly Proxy Index") and for the Annual Capital Growth Index (the "Monthly Proxy Capital Growth Index") for the preceding month. The Monthly Proxy Index and the Monthly Proxy Capital Growth Index are estimated by reference to information contained in the monthly database, which at the end of December 2003 contained information relating to individual properties having an aggregate value of approximately GBP17.4bn. As these indices are intended to be proxies for the Annual Index and the Annual Capital Growth Index, the constituent information is re-weighted by sector, property type and region to reflect the portfolio of properties used in the calculation of the Annual Index and the Annual Capital Growth Index.


Investment Property Databank Limited ("IPD") will not be liable to any holder of Barclays Property Index Certificates for any loss or damage as a result of any error in any of the above mentioned indices. This information has been prepared by IPD. Whilst it is deemed to be reliable, Barclays Bank PLC does not represent that such information is accurate or complete and it should not be relied upon as such. The prices of investments which trade in limited markets may go up or down.


Charles House, 5-11 Regent Street
London SW1Y 4LR
Telephone : 020- 7747 1700.
Fax : 020-7839 7460.
Contact : Simon Redman or
Andrew Thomson
June 14th 2004

Exhibit No. 5


                                                                    15 June 2004


         Notification of directors' interests: Companies Act 1985 s.329


The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS trust") notified the Company on 14 June 2004 that it had on 10 June 2004 exercised its discretion and released 1,811 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme ("ESAS"). The participants to whom the shares were released are not directors of Barclays PLC.

Following this transaction, the trustees of all the Barclays Group employees' benefit trusts hold a total of 107,784,769 ordinary shares in Barclays PLC. Sir Peter Middleton, Chairman, and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Exhibit No. 6

                                                                    22 June 2004



         Notification of directors' interests: Companies Act 1985 s.329



The independent trustee of the Barclays Group (ESAS) Employees' Benefit Trust (the "ESAS trust") notified the Company on 21 June 2004 that it had between 15 June 2004 and 17 June 2004 exercised its discretion and released 75,198 ordinary shares in Barclays PLC to participants in the Executive Share Award Scheme (" ESAS"). The participants to whom the shares were released are not directors of Barclays PLC.

Following this transaction, the trustees of all the Barclays Group employees' benefit trusts hold a total of 107,709,571 ordinary shares in Barclays PLC. Sir Peter Middleton, Chairman, and the executive directors of Barclays PLC are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.